SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number 000-29256

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated November 10, 2020, titled: "G. Willi-Food International Reports the Results of Third Quarter 2020 Which Show the Highest Ever Quarterly Income Before Tax on Income and Net Profit (Increase by 114.3% and 112.2% Year Over Year)".

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name:Yitschak Barabi
Title: Chief Financial Officer

Date: November 10, 2020

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF THIRD
QUARTER 2020 WHICH SHOW THE HIGHEST EVER QUARTERLY INCOME
BEFORE TAX ON INCOME AND NET PROFIT (INCREASE BY 114.3% AND
112.2% YEAR OVER YEAR)

SALES UP 17.4% AND OPERATING PROFIT UP 11.8% IN THIRD QUARTER 2020 COMPARED TO SAME PERIOD 2019

YAVNE, Israel – NOVEMBER 10, 2020 - G. Willi-Food International Ltd. (NASDAQ: WILC) (TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter Fiscal Year 2020 Highlights
•	Sales increased by 17.4% year-over-year to NIS 111.9 million (US$ 32.5 million).
•	Gross profit increased by 14.1% year-over-year to NIS 34.0 million (US$ 9.9 million).
•	Operating profit of NIS 14.0 million (US$ 4.1 million), or 12.5% of sales, which represents a 11.8% increase from NIS 12.6 million (US$ 3.6 million) in the comparable quarter of 2019.
•	Net profit increased by 112.2% year-over-year to NIS 21.9 million (US$ 6.4 million), or 19.6% of sales.
•	Net cash from operating activities of NIS 28.2 million (US$ 8.2 million).
•	Cash and securities balance of NIS 364.6 million (US$ 106.0 million) as of September 30, 2020.
•	Earnings per share of NIS 1.63 (US$ 0.47).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: “We are pleased to present very strong third quarter 2020 financial results, which show stable growth in Company sales and a significant improvement in all operational profit parameters. We also very pleased that in the third quarter the Company recorded significant gains in part from revaluating its portfolio of securities to its fair value which led to finance income, net of NIS 14.5 million. In part because of this, the Company recorded its highest profit before taxes on income and net profit ever this quarter. The Company’s strategy in the near future is to develop new products, enter new categories with the potential for high gross profit, improve the visibility of its products in the stores, and strengthen its brands and supply chain. Our strong performance in the third quarter was driven by our pursuit of this goals. We believe that with our current management team the Company will remain focused on achieving the goals it has set for itself and continue improving its results in the future.”

According to retail data analytics provided by StoreNext Ltd1, the Company recorded growth of 27.3% in the first nine months of 2020 for "sale out" sales (in other words, sales to the final consumer) compared to an 8.7% average increase for the food and beverage industry as a whole.

1 StoreNext Ltd. has a direct connection to the cash register systems of over 2,200 points of sales, providing information regarding 80% of real time sales data in Israel.

Third Quarter Fiscal 2020 Summary

Sales for the third quarter of 2020 increased by 17.4% to NIS 111.9 million (US$ 32.5 million) from NIS 95.4 million (US$ 27.7 million) recorded in the third quarter of 2019. Sales increased primarily due to a redirection of resources in favor of sales, increasing the variety of the Company's products and improved inventory management.

Gross profit for the third quarter of 2020 increased by 14.1% to NIS 34.0 million (US$ 9.9 million) compared to NIS 29.8 million (US$ 8.7 million) recorded in the third quarter of 2019. The increase in gross profit was due to increase in sales.

Selling expenses increased by 17.9% to NIS 14.5 million (US$ 4.2 million) compared to NIS 12.3 million (US$ 3.6 million) in the third quarter of 2019. The increase in selling expenses was primarily due to an increase in payroll expenses in the logistics department as a result of working in two shifts to comply with government workplace restrictions due to the COVID-19 pandemic, and an increase of freight to customers' expenses to support sales growth.

General and administrative expenses increased by 10.5% to NIS 5.5 million (US$ 1.6 million) compared to NIS 5.0 million (US$ 1.4 million) in the third quarter of 2019. The increase in general and administrative expenses was primarily due to an increase in payroll expenses.

As a result of the foregoing, operating profit for the third quarter of 2020 increased by 11.8% to NIS 14.0 million (US$ 4.1 million) compared to NIS 12.6 million (US$ 3.6 million) in the third quarter of 2019.

Finance income, net totaled NIS 14.5 million (US$ 4.2 million) compared to NIS 0.8 million (US$ 0.2 million) in the third quarter of 2019. The increase in finance income, net was primarily due to an increase in interest income and dividends received from the Company's securities portfolio and from revaluation of the Company's securities portfolio to its fair value.

Income before taxes on income for the third quarter of 2020 increased by 114.3% to NIS 28.5 million (US$ 8.3 million) compared to NIS 13.3 million (US$ 3.9 million) in the third quarter of 2019.

Net profit in the third quarter of 2020 increased by 112.2% to NIS 21.9 million (US$ 6.4 million), or NIS 1.63 (US$ 0.47) per share, compared to NIS 10.3 million (US$ 3.0 million), or NIS 0.78 (US$ 0.23) per share, recorded in the third quarter of 2019.

Willi-Food ended the third quarter of 2020 with NIS 364.6 million (US$ 106.0 million) in cash and securities. Net cash from operating activities for the third quarter of 2020 was NIS 28.2 million (US$ 8.2 million). Willi-Food's shareholders' equity at the end of September 2020 was NIS 572.1 million (US$ 166.3 million).

First Nine Months of Fiscal 2020 Highlights

•	Sales increased by 17.7% year-over-year to NIS 345.2 million (US$ 100.3 million).
•	Gross profit increased by 28.0% year-over-year to NIS 115.1 million (US$ 33.4 million).
•	Operating profit increased by 42.6% year-over-year to NIS 49.9 million (US$ 14.5 million), or 14.5% of sales.
•	Net profit increased by 2.3% to NIS 38.3 million (US$ 11.1 million), or 11.1% of sales.
•	Net cash from operating activities of NIS 60 million (US$ 17.4 million).
•	Earnings per share of NIS 2.88 (US$ 0.84).

First Nine Months of Fiscal 2020 Summary

Willi-Food’s sales for the nine-month period ending September 30, 2020 increased by 17.7% to NIS 345.2 million (US$ 100.3 million) compared to sales of NIS 293.3 million (US$ 85.3 million) in the first nine months of 2019. Sales increased primarily due to the COVID-19 pandemic, which led to an increase in demand for the Company's products, primarily in retail chains, and due to a redirection of resources in favor of sales, increasing the variety of the Company's products and improved inventory management.

Gross profit for the period increased by 28.0% to NIS 115.1 million (US$ 33.4 million) compared to gross profit of NIS 89.9 million (US$ 26.1 million) for the first nine months of 2019. The increase in gross profit was primarily due to the increase in sales.

Gross margin for the first nine months of 2020 was 33.3% compared to a gross margin of 30.6% for the same period in 2019. The increase in gross margin was primarily due to the Company's strategy of selling a more favorable mix of products which generate a higher gross margin.

Operating profit for the first nine months of 2020 increased by 42.6% to NIS 49.9 million (US$ 14.5 million) from NIS 35.0 million (US$ 10.2 million) reported in the comparable period of last year primarily due to the increase of gross profit.

Finance income, net totaled to NIS 0.4 million (US$ 0.1 million) compared to NIS 12.5 million (US$ 3.6 million) in the first nine months of 2019. At the beginning of the year as a result of the COVID-19 pandemic, capital markets recorded sharp declines and, as a result, the Company suffered a decline in the value of its portfolio of securities in the first quarter of 2020. Since that time, capital markets have recovered somewhat and as a result the Company recorded gains from its portfolio of securities. As of the date of publication of the financial statement, the Company has recognized revenues from its portfolio of securities that amounted to approximately NIS 2.5 million (US$ 0.7 million) since the beginning of the year.

Income before taxes for the first nine months of 2020 increased by 6.0% to NIS 50.3 million (US$ 14.6 million) compared to NIS 47.5 million (US$ 13.8 million) recorded in the first nine months of 2019.

Net profit for the first nine months of 2020 increased by 2.3% to NIS 38.3 million (US$ 11.1 million), or NIS 2.88 (US$ 0.84) per share, from NIS 37.4 million (US$ 10.9 million), or NIS 2.83 (US$ 0.82) per share, recorded in the first nine months of 2019.

NOTE A: NIS to US$ exchange rate used for convenience only

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2020, U.S. $1.00 equals NIS 3.44 The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and nine-month period ended September 30, 2020 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 19, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,		December 31	September 30,		December 31
	2 0 2 0	2 0 1 9	2 0 1 9	2 0 2 0	2 0 1 9	2 0 1 9
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	214,408	141,685	121,860	62,310	41,176	35,414
Financial assets carried at fair value through profit or loss	150,197	142,443	141,543	43,649	41,396	41,134
Trade receivables	136,748	120,895	133,039	39,741	35,134	38,663
Loans to others	3,650	19,796	17,650	1,061	5,753	5,129
Current tax	435	-	-	126	-	-
Other receivables and prepaid expenses	3,646	4,686	9,360	1,060	1,361	2,719
Inventories	56,677	39,268	71,548	16,471	11,412	20,793
Total current assets	565,761	468,773	495,000	164,418	136,232	143,852

Non-current assets
Property, plant and equipment	83,394	80,637	81,402	24,235	23,434	23,656
Less -Accumulated depreciation	46,675	42,951	43,881	13,564	12,482	12,752
	36,719	37,686	37,521	10,671	10,952	10,904

Right of use asset	3,208	2,852	3,860	932	829	1,122
Financial assets carried at fair value through profit or loss	9,273	-	-	2,695	-	-
Goodwill	36	36	36	10	10	10
Deferred taxes	1,047	853	818	304	248	238
Total non-current assets	50,283	41,427	42,235	14,612	12,039	12,274

	616,044	510,200	537,235	179,030	148,271	156,126
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,520	1,374	1,675	442	399	487
Current tax liabilities	-	3,104	3,750	-	902	1,090
Trade payables	25,325	12,580	24,650	7,360	3,656	7,164
Employees Benefits	3,114	2,766	2,911	905	804	846
Other payables and accrued expenses	10,509	10,244	9,195	3,053	2,977	2,672
Total current liabilities	40,468	30,068	42,181	11,760	8,738	12,259

Non-current liabilities
Lease liabilities	1,806	1,496	2,212	525	435	642
Retirement benefit obligation	1,628	938	1,486	473	273	431
Total non-current liabilities	3,434	2,434	3,698	998	708	1,073

Shareholders' equity
Share capital	1,490	1,425	1,425	433	414	414
Additional paid in capital	170,760	128,354	128,354	49,625	37,301	37,301
Capital fund	247	247	247	72	72	72
Treasury shares	(628)	(625)	(628)	(183)	(182)	(183)
Remeasurement of the net liability in respect of defined benefit	(1,029)	(623)	(1,029)	(299)	(181)	(299)
Retained earnings	401,302	348,920	362,987	116,624	101,401	105,489
Equity attributable to owners of the Company	572,142	477,698	491,356	166,272	138,825	142,794

	616,044	510,200	537,235	179,030	148,271	156,126

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 20	2 0 1 9	2 0 20	2 0 1 9	2 0 20	2 0 1 9
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	345,189	293,298	111,933	95,364	100,316	85,236
Cost of sales	230,133	203,443	77,902	65,535	66,880	59,123

Gross profit	115,056	89,855	34,031	29,829	33,436	26,113

Operating costs and expenses:
Selling expenses	47,344	39,540	14,522	12,316	13,758	11,491
General and administrative expenses	17,823	15,295	5,483	4,963	5,180	4,445
Other income	58	-	-	-	17	-

Total operating expenses	65,109	54,835	20,005	17,279	18,921	15,936

Operating profit	49,947	35,020	14,026	12,550	14,515	10,177

Financial income	3,689	15,888	14,704	2,895	1,072	4,617
Financial expense	3,313	3,428	231	2,138	963	996

Total financial income	376	12,460	14,473	757	109	3,621

Income before taxes on income	50,323	47,480	28,499	13,307	14,624	13,798
Taxes on income	12,007	10,037	6,582	2,977	3,489	2,917

Profit for the period	38,316	37,443	21,917	10,330	11,135	10,881

Earnings per share:
Basic/diluted earnings per share	2.88	2.83	1.63	0.78	0.84	0.82

Shares used in computation of basic/diluted EPS	13,289,239	13,217,017	13,433,684	13,217,017	13,289,239	13,217,017

Actual numbers of shares	13,867,017	13,217,017	13,867,017	13,217,017	13,867,017	13,217,017

 (*)         Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 20	2 0 1 9	2 0 20	2 0 1 9	2 0 20	2 0 1 9
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	38,316	37,443	21,917	10,330	11,135	10,881
Adjustments to reconcile net profit to net cash used in (used to) continuing operating activities (Appendix A)	21,697	(15,542)	6,289	8,643	6,305	(4,517)

Net cash used in continuing operating activities	60,013	21,901	28,206	18,973	17,440	6,364

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,991)	(1,026)	(1,256)	(440)	(579)	(298)
Proceeds from sale (purchase) of marketable securities, net	(20,669)	7,655	(23,195)	(2,535)	(6,006)	2,225
Proceeds from sale of property plant and equipment	58	-	-	-	17	-
Loans granted to others	-	(29,650)	-	(8,000)	-	(8,617)
Proceeds from loans granted to others	14,000	9,854	-	4,035	4,069	2,864

Net cash used to continuing investing activities	(8,602)	(13,167)	(24,451)	(6,940)	(2,499)	(3,826)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,334)	(711)	(507)	(237)	(388)	(207)
Shares issue	42,471	-	42,471	-	12,343	-
Acquisition of treasury shares	-	(625)	-	-	-	(181)

Net cash used in (used to) continuing financing activities	41,137	(1,336)	41,964	(237)	11,955	(388)

Increase in cash and cash equivalents	92,548	7,398	45,719	11,796	26,896	2,150

Cash and cash equivalents at the beginning of the financial period	121,860	134,287	168,689	129,889	35,414	39,025

Cash and cash equivalents of the end of the financial year	214,408	141,685	214,408	141,685	62,310	41,175

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 20	2 0 1 9	2 0 20	2 0 1 9	2 0 20	2 0 1 9
	NIS				US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	(229)	2,030	3,153	485	(67)	590
Unrealized loss (gain) on marketable securities	2,739	(12,196)	(13,532)	(1,927)	796	(3,544)
Depreciation and amortization	4,221	3,461	1,470	1,153	1,227	1,005
Capital gain on disposal of property plant and equipment	(58)	-	-	-	(17)	-

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	1,570	(22,956)	6,271	235	456	(6,671)
Decrease in inventories	14,871	10,021	4,585	16,603	4,322	2,912
Increase (decrease) in trade and other payables, and other current liabilities	(1,417)	4,098	4,342	(7,906)	(412)	1,191

	21,697	(15,542)	6,289	8,643	6,305	(4,517)

B.          Significant non-cash transactions:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 20	2 0 1 9	2 0 20	2 0 1 9	2 0 20	2 0 1 9
	NIS				US dollars (*)
(in thousands)

Supplemental cash flow information:
Income tax paid	16,389	7,686	5,329	3,232	4,763	2,234

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.